Methanex	1800 Waterfront Centre	Telephone: 604 661 2600
Corporation	200 Burrard Street	Facsimile: 604 661 2676
Vancouver, B.C., Canada
	V6C 3M1	www.methanex.com

July 20, 2009
VIA FACSIMILE
Mr. John Hartz
Mr. Ernest Greene
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Stop 4631
Washington, D.C.
20549
Dear Mr. Hartz and Mr. Greene:

RE:	Methanex Corporation Form 40-F for Fiscal Year Ended December 31, 2008 File No. 0-20115
We acknowledge receipt of your letter dated July 15, 2009 and commit to respond to the comments by July 31, 2009.
I trust this is satisfactory.
Yours truly,
Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer

cc:	Randy Milner, Senior Vice President, General Counsel and Corporate Secretary Edgar (correspondence file)